Exhibit (b)

DTL ONE, LLC
6500 Beltline Road, Suite 170,
Irving, Texas 75063

December 18, 2002

Anthony E. Papa
James P. Pisani
NetLojix Acquisitions Corporation
Santa Barbara, CA 93101

                        Re:       Commitment to Lend

Dear Tony and Jim:

            This letter will memorialize our recent discussions regarding the commitment of DTL One, LLC ("Lender") to lend money to NetLojix Acquisitions Corporation, a corporation to be formed by the two of you ("NAC"), in connection with your acquisition of all of the outstanding common stock of NetLojix Communications, Inc. (the "Acquisition").  You expect that the Acquisition will be effected by the merger of NAC with and into NetLojix.

            Lender hereby commits to make the loan on the following terms:

  Principal Amount.  The amount to be loaned by DTL will be $300,000.
  Interest.  The interest rate will be the greater of Prime plus 2 percent not to exceed seven percent (7%) per annum in Year 1; not to exceed eight percent (8%) in Year 2; not to exceed nine percent (9%) in Year 3; not to exceed ten percent (10%) in Years 4 and 5.
  Maturity.  If NAC successfully completes the Acquisition, then the Principal Amount of the loan will be combined with the balance then outstanding under Lender's Loan and Security Agreement dated January 31, 2002, with NetLojix (the "NetLojix Loan"), and the resulting amount will be amortized over a five-year period commencing on the closing date of the Acquisition.  Payment will be on a monthly basis.
  Security.  If NAC successfully completes the Acquisition, the loan will be secured by the assets of NetLojix on the same basis as the NetLojix Loan.
  Mandatory Prepayment in Event of Asset Sales.  If, after the closing of the Acquisition, NetLojix sells any substantial portion of its assets other then in the ordinary course of business, then one-half of the net proceeds from such asset sales will be used to prepay the loan.
  Consent by Lender.  To the extent required by the NetLojix Loan documents, Lender will consent to the Acquisition and all related transactions.  After the closing of the Acquisition, Lender will consent to the reorganization of NetLojix from a "C" corporation into an "S" corporation or limited liability company, at your request.

If this letter accurately describes our agreement, please so signify by signing the enclosed copy of this letter and returning it to me.  If you have any questions concerning this letter, please call me.

Sincerely,

DTL ONE, LLC,
a Nevada limited liability company

By: /s/ JEFFREY J. JENSEN
Jeffrey J. Jensen, Manager

ACCEPTED AND AGREED:

 NETLOJIX ACQUISITIONS CORPORATION.
a company  in formation

           /s/ ANTHONY E. PAPA
Anthony E. Papa

           /s/ JAMES P. PISANI
James P. Pisani